Exhibit 99.1

Ballard Reports Q1 2020 Results

  $24.0M record first quarter revenue, up 50% year-over-year
  Significantly strengthened balance sheet
  Although business continuity preserved during pandemic, withdrawing 2020 revenue outlook due to COVID-19 uncertainties

VANCOUVER, May 5, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the first quarter ended March 31, 2020. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"Our top priority, always, is the health and safety of our people, customers and partners," said Randy MacEwen, President and CEO. "We have taken important precautions to mitigate the impact of the COVID-19 pandemic on our people and our business. Notwithstanding this extraordinary backdrop, we delivered record Q1 revenue of $24.0 million, gross margin of 22% and ending cash reserves of $181.6 million. We further fortified our balance sheet, with the execution of an At-The-Market Equity Program."

Mr. MacEwen stated, "Although we are not seeing a pull-back in long-term demand as a result of COVID-19, there are now some uncertainties on the timelines for vehicle deployments by end-customers. As a result, we believe it is prudent and responsible for us to withdraw our 2020 revenue outlook at this time."

Mr. MacEwen commented, "As we look past possible delays due to near-term uncertainties, we believe the post-COVID-19 'new normal' will offer opportunities to accelerate and further deepen our market penetration. We expect increased calls globally to address urban air quality, as recent studies have demonstrated a link between long-term exposure to particulate matter below 2.5 microns, or PM2.5, and COVID-19 mortality rates. We also expect the European Green Deal, as well as infrastructure stimulus packages in key markets, to promote the adoption of zero-emission mobility in a green recovery. The new paradigm will also likely see increased e-commerce, with a resultant increase in long-term demand for zero-emission medium- and heavy-duty logistics trucks – a market that has traditionally been difficult to decarbonize and a market where we expect fuel cell electrification to be the zero-emission powertrain of choice."

Mr. MacEwen further concluded, "The recent announcement by Daimler Truck and Volvo Group to collaborate on sustainable transportation by forming a joint venture for large-scale production of fuel cells is yet another validation of our strategic view of the market. We believe mass commercialization of fuel cell electric vehicles will occur first in medium and heavy-duty motive use cases – including bus, truck, train and marine – where there are zero-emission requirements for heavy payload, long range and rapid refueling. Many of these use cases feature return-to-base duty cycles, where vehicles can be quickly refueled at a centralized hydrogen refueling station, consistent with the current user experience with legacy diesel. These use cases also disproportionately contribute to emissions, including carbon dioxide and PM2.5."

Q1 2020 Financial Highlights
(all comparisons are to Q1 2019 unless otherwise noted)

  Total revenue was $24.0 million in the quarter, a year-over-year increase of 50% or $8.0 million, primarily the result of higher shipments of Heavy Duty Motive products, as well as higher Technology Solutions revenue.
  The Power Products platform generated revenue of $12.3 million in the quarter, an increase of 95% or $6.0 million:
    Heavy Duty Motive revenue was $10.4 million, an increase of 303% or $7.8 million, due primarily to higher shipments of module parts kits and MEAs to China;
    Material Handling revenue was $0.7 million, a decrease of 78% or $2.5 million, primarily the result of lower fuel cell stack shipments to Plug Power; and
    Backup Power revenue was $1.2 million, an increase of 181% or $0.8 million, due primarily to an increase in hydrogen-based fuel cell stacks to Asia.
  The Technology Solutions platform generated revenue of $11.6 million in the quarter, an increase of 20% or $1.9 million, due primarily to amounts earned from the Audi program and the Weichai-Ballard joint venture (JV) technology transfer program, which more than offset minor declines in other programs in the period.
  Gross margin was 22% in Q1, an improvement of 8-points due primarily to a shift toward a higher overall margin product and service revenue mix.
  Cash operating costs2 were $12.2 million in the quarter, a 31% increase primarily attributable to increased expenditure on technology and product development expenses.
  Adjusted EBITDA2 was ($9.1) million, compared to ($8.6) million in Q1 2019, primarily as a result of higher equity loss in the Weichai-Ballard JV.
  Net loss was ($13.5) million in the quarter, an increase of 12% and adjusted net loss was ($13.5), an increase of 35%.
  Net loss per share2 was ($0.06), an increase of 11% and adjusted net loss per share2 was ($0.06), an increase of 33%.
  Cash used by operating activities was ($10.1) million, an improvement of 3%, reflecting cash operating loss of ($7.0) million and use in working capital of ($3.1) million.
  Cash reserves were $181.6 million at March 31, 2020, an increase of 10% from the end of Q1 2019 and an increase of 33% from the end of the prior quarter, reflecting net $52.6 million of cash raised in the quarter from partial execution of an At-The-Market Equity Program. Ballard also made a further capital contribution of $6.5 million to the Weichai-Ballard JV in the quarter.
  During Q1 Ballard received $14.8 million in new orders and delivered orders valued at $24.0 million, reducing the Order Backlog by $9.2 million from the prior quarter, ending Q1 at $169.5 million. The 12-month Order Book was $105.8 million at end-Q1, a decrease of $4.5 million from the prior quarter.

Ballard Reports Q1 2020 Results (CNW Group/Ballard Power Systems Inc.)

Q1 2020 Operating Highlights

  Issued a white paper with Deloitte China titled "Fueling the Future of Mobility: Hydrogen and fuel cell solutions for transportation" at the Consumer Technology Association's CES 2020 trade show in Las Vegas, Nevada. The white paper includes detailed total-cost-of-ownership analyses, concluding that it will be less expensive to run Fuel Cell Electric Vehicles (FCEVs) than battery electric vehicles (BEVs) or internal combustion engine (ICE) vehicles in less than 10 years' time.
  Signed Equipment Sales Agreements for the provision of an initial 500 FCgen®-1020ACS fuel cell stacks to adKor GmbH and SFC Energy AG, to be integrated into Jupiter backup power systems for deployment at radio tower sites in Germany through the end of 2021.
  Announced the Company's fuel cell technology and products had successfully powered FCEVs in commercial Heavy- and Medium-Duty Motive applications for an industry-leading cumulative total of more than 30 million kilometers on roads around the globe.
  Announced a purchase order from Solaris Bus & Coach SA for FCmoveTM-HD fuel cell modules to power 25 buses, including 15 buses for deployment in Cologne and 10 buses for deployment in Wuppertal, Germany under the JIVE2 funding program.
  Subsequent to the quarter, announced a follow-on purchase order from Solaris Bus & Coach SA for FCmoveTM-HD fuel cell modules to power 20 buses to be deployed in The Netherlands under the JIVE2 funding program.
  Entered into an At-The-Market (ATM) Equity Distribution Agreement and launched an ATM Program which added approximately net $52.6 million to cash reserves in the quarter, with an additional approximately net $12.3 million added in April. Together these transactions increased Ballard's cash reserves by approximately net $64.9 million.

Q1 2020 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31,
	2020	2019	% Change
REVENUE
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	10.4	2.6	303%
UAV	0.1	0.1	0%
Material Handling	0.7	3.2	-78%
Backup Power	1.2	0.4	181%
Sub-Total	$12.4	$6.3	95%
Technology Solutions	11.6	9.7	20%
Total Fuel Cell Products & Services Revenue	$24.0	$16.0	50%
PROFITABILITY
Gross Margin $	$5.2	$2.2	135%
Gross Margin %	22%	14%	8-points
Operating Expenses	$15.7	$10.7	46%
Cash Operating Costs[2]	$12.2	$9.3	31%
Equity gain (loss) in JV & Associates	($2.5)	($2.0)	26%
Adjusted EBITDA[2]	($9.1)	($8.6)	-6%
Net Income (Loss)	($13.5)	($12.0)	-12%
Earnings Per Share	($0.06)	($0.05)	-11%
Adjusted Net Loss[2]	($13.5)	($10.0)	-35%
Adjusted Net Loss per share[2]	($0.06)	($0.04)	-33%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($7.0)	($6.0)	-17%
Working Capital Changes	($3.1)	($4.5)	31%
Cash Used By Operating Activities	($10.1)	($10.5)	3%
Cash Reserves	$181.6	$165.0	10%

For a more detailed discussion of Ballard Power Systems' first quarter 2020 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, May 6, 2020 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2020 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning the impact of the coronavirus pandemic on our business and on the long-term demand for fuel cell products, projected product orders and sales and product shipments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), UAV, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains or losses on foreign exchange contracts, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 20:00e 05-MAY-20